# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRIMIS FINANCIAL CORP., CIK 0001325670
CUSIP: 74167B109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1676 INTERNATIONAL DRIVE SUITE 900, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 09/23/2025
Amends the filing with accession number 0001104659-25-080130
Filed by CIK 0001703298
Persons authorized to receive notices and communications: James Murphy, Four Radnor Corporate Center, 100 Matsonford Road Suite 210, Radnor, Pennsylvania (PA), 19087, (215) 399-4650

## Reporting persons
- Patriot Financial Partners III, L.P. (CIK 0001703298): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,217,531; sole dispositive power 0; shared dispositive power 1,217,531; aggregate amount beneficially owned 1,217,531 (4.94% of the class)
  Comment: This calculation is based on 24,643,185 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on June 30, 2025.
- Patriot Financial Partners GP III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,217,531; sole dispositive power 0; shared dispositive power 1,217,531; aggregate amount beneficially owned 1,217,531 (4.94% of the class)
  Comment: This calculation is based on 24,643,185 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on June 30, 2025
- Patriot Financial Partners GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,217,531; sole dispositive power 0; shared dispositive power 1,217,531; aggregate amount beneficially owned 1,217,531 (4.94% of the class)
  Comment: This calculation is based on 24,643,185 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on June 30, 2025
- W. Kirk Wycoff (CIK 0000949197): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,217,531; sole dispositive power 0; shared dispositive power 1,217,531; aggregate amount beneficially owned 1,217,531 (4.94% of the class)
  Comment: This calculation is based on 24,643,185 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on June 30, 2025
- James F. Deutsch (CIK 0001561111): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,217,531; sole dispositive power 0; shared dispositive power 1,217,531; aggregate amount beneficially owned 1,217,531 (4.94% of the class)
  Comment: This calculation is based on 24,643,185 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on June 30, 2025

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PRIMIS FINANCIAL CORP.
Address of issuer's principal executive offices: 1676 INTERNATIONAL DRIVE SUITE 900, MCLEAN, Virginia (VA), 22102

## Item 2. Identity and Background
Name of person filing:
The following are members of the Patriot Financial Group:

i) Patriot Financial Partners III, L.P. a Delaware limited partnership ("Patriot Fund III");

ii) Patriot Financial Partners III GP, L.P., a Delaware limited partnership and the general partner of Patriot Fund III ("Patriot III GP");

iii) Patriot Financial Partners III GP, LLC, a Delaware limited liability company and general partner of Patriot III GP ("Patriot III LLC"); and

iv) W. Kirk Wycoff and James F. Deutsch, each of whom serve as general partners of Patriot Fund III and Patriot III GP, are members of Patriot III LLC, are members of the investment committee of Patriot Fund III.
Residence or business address: The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners IIII, L.P., 100 Matsonford Road, Suite 210, Radnor, Pennsylvania 19087.
Present principal occupation or employment:
Patriot Fund III is a private equity fund focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot III GP is to serve as the general partner of and to manage Fund III Funds. The principal business of Patriot III LLC is to serve as the general partner of and to manage Patriot GP III.

The principal employment of Messrs. Wycoff and Deutsch is investment management with Patriot Fund III, Patriot III GP and Patriot III LLC, as well as other "Patriot Financial Partners" entities and funds.
Criminal convictions in the last five years: During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Patriot Fund III used working capital to fund the purchase of shares of Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Patriot Fund III acquired shares of the Company (the "Acquired Shares") for investment purposes. Except as otherwise described herein or in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the limitations imposed by applicable federal and state securities laws, Patriot Financial Group may dispose of the Acquired Shares from time to time, subject to market conditions and other investment considerations, and may cause the Acquired Shares to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group and/or investment considerations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Entity : Patriot Fund III
Amount Beneficially Owned : 1,217,531
Percent of Class : 4.94%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,217,531
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,217,531

Entity : Patriot III GP
Amount Beneficially Owned : 1,217,531
Percent of Class : 4.94%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,217,531
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,217,531

Entity : Patriot III LLC
Amount Beneficially Owned : 1,217,531
Percent of Class : 4.94%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,217,531
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,217,531

Entity : W. Kirk Wycoff
Amount Beneficially Owned : 1,217,531
Percent of Class : 4.94%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,217,531
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,217,531

Entity : James F. Deutsch
Amount Beneficially Owned : 1,217,531
Percent of Class : 4.94%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,217,531
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,217,531
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) immediately above.
Transactions in the class effected during the past sixty days:
No members of the Patriot Financial Group had any transactions in the voting Common Stock (or securities convertible into Common Stock) during the past 60 days, except that Patriot Fund III purchased and sold shares of the Common Stock as described below.

Acquisition Date Shares Purchased
August 7, 2025 1,474
August 8, 2025 2,848
August 12, 2025 95,678

Sale Date Shares Sold
September 22, 2025 50,000
September 23, 2025 50,000
Other persons with the right to receive dividends or sale proceeds: Other than the Patriot Financial Group, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, dated as of September 25, 2025, by and among Patriot Financial Partners III, L.P., Patriot Financial Partners GP III, L.P., Patriot Financial Partners GP III, LLC, W. Kirk Wycoff and James F. Deutsch.

## Signatures
- Patriot Financial Partners III, L.P.: /s/W. Kirk Wycoff, Member of Patriot Financial Partners GP III, LLC, the general partner of Patriot Financial Partners GP III, L.P., the general partner of Patriot Finan (09/25/2025)
- Patriot Financial Partners GP III, L.P.: /s/W. Kirk Wycoff, Member of Patriot Financial Partners GP III, LLC., the general partner of Patriot Financial Partners GP III, L.P. (09/25/2025)
- Patriot Financial Partners GP III, LLC: /s/W. Kirk Wycoff, Member (09/25/2025)
- W. Kirk Wycoff: /s/W. Kirk Wycoff, W. Kirk Wycoff (09/25/2025)
- James F. Deutsch: /s/James F. Deutsch, James F. Deutsch (09/25/2025)